SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Millipore Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                         _______601073109_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ July 15, 2010________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) X
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS)
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 601073109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 3 to Schedule 13D on the Common Stock of Millipore Corporation (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on April 13, 2010.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), MJG-IV Limited Partnership (“MJG-IV”), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P and Gabelli International Gold Fund Limited.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Green Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood SmallCap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton through his control of GGCP and MJG-IV.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(e) On April 24, 2008, Gabelli Funds settled an administrative proceeding with the Securities and Exchange Commission (“Commission”) regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds’ treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 (“Company Act”), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                      (f) – Reference is made to Schedule I hereto.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a)	As a result of the acquisition of the Issuer by Merck KGaA, the Reporting Persons no longer have beneficial ownership of any of the Issuer’s shares.
 (c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s common stock on July 15, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:           July 16, 2010

GGCP, INC.
MARIO J. GABELLI
    MJG ASSOCIATES, INC.
MJG-IV LIMITED PARTNERSHIP
GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer – Gabelli Funds, LLC

  GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
  GABELLI SECURITIES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                      President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.

 Schedule I
                  Information with Respect to Executive
             Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Michael G. Chieco	Vice President, Chief Financial Officer, Secretary
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Howard F. Ward Bruce N. Alpert Nicholas F. Galluccio Robert S. Zuccaro	Chairman See above Chief Executive Officer and President Commonwealth Management Partners, LLLP 140 Greenwich Avenue Greenwich, CT 06430
Officers:
Howard F. Ward Nicholas F. Galluccio Jeffrey M. Farber Christopher J. Michailoff	See above See above Chief Financial Officer Acting Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Jeffrey M. Farber	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson	Vice President - Mutual Funds Treasurer Secretary
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson	President
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-MILLIPORE CORP

MJG IV LIMITED PARTNERSHIP
7/15/10 26,000- 107.0000
GABELLI FOUNDATION
7/15/10 49,900- 107.0000
7/02/10 100- 106.7600
MARIO J. GABELLI
7/15/10 191,000- 107.0000
7/15/10 27,000- 107.0000
GABELLI SECURITIES, INC.
7/15/10 5,700- 107.0000
7/07/10 2,000- 106.7900
6/30/10 2,000 106.6300
6/29/10 2,000- 106.6700
6/22/10 2,000 106.5800
6/21/10 2,000- 106.6800
6/17/10 2,000 106.5800
6/16/10 2,000- 106.6800
6/14/10 2,000 106.5155
6/10/10 2,000- 106.6055
6/07/10 2,000 106.4300
6/02/10 2,000- 106.3505
5/19/10 500 105.8600
GABELLI ASSOCIATES FUND II
7/15/10 20,600- 107.0000
7/14/10 1,500 106.9500
7/06/10 600 106.6583
7/02/10 500 106.6420
7/01/10 2,000 106.6150
6/30/10 4,000 106.6307
6/14/10 1,000 106.5250
GABELLI ASSOCIATES FUND
7/15/10 106,500- 107.0000
7/14/10 5,500 106.9500
7/13/10 3,000 106.9500
7/02/10 1,500 106.6420
6/30/10 1,500 106.6307
6/25/10 500 106.5700
6/24/10 500 106.5800
6/23/10 1,500 106.5700
6/14/10 3,000 106.5250
6/10/10 3,500- 106.6302
5/19/10 500 105.8600
5/18/10 1,500 106.0083
ALCE PARTNERS
7/15/10 2,500- 107.0000
MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL LIMITED
7/07/10 6,000- 106.7900
6/30/10 6,000- 106.7200
6/30/10 6,000 106.6300
6/22/10 6,000 106.5800
6/21/10 6,000- 106.6800
6/17/10 6,000 106.5800
6/16/10 6,000- 106.6800
6/14/10 6,000 106.5155
6/10/10 6,000- 106.6055
GABELLI FUND, LDC
7/07/10 3,000- 106.7900
6/30/10 3,000- 106.7200
6/30/10 3,000 106.6300
6/22/10 3,000 106.5800
6/21/10 2,900- 106.6800
6/18/10 100- 106.6800
6/17/10 3,000 106.5800
6/16/10 3,000- 106.6800
6/14/10 3,000 106.5155
6/10/10 3,000- 106.6055
6/04/10 3,000 106.3700
6/03/10 3,000- 106.4400
GAMCO INVESTORS, INC.
7/15/10 41,000- 107.0000
7/15/10 16,000- 107.0000
7/09/10 10,300 106.9200
7/08/10 700 106.9300
6/24/10 1,000 106.5800
5/19/10 1,000 105.8600
5/17/10 1,000 106.0000
GAMCO ASSET MANAGEMENT INC.
7/15/10 1,899,880- 107.0000
7/15/10 240,000- 107.0000
7/06/10 1,100- 106.6809
7/06/10 1,000 106.6799
7/02/10 500- 106.7500
7/01/10 2,000 106.6500
7/01/10 10,000 106.6700
7/01/10 3,600 106.6306
7/01/10 500- 106.6610
6/30/10 5,000- 106.7000
6/30/10 3,700 106.7100
6/29/10 1,000- 106.6805
6/29/10 500 106.6200
6/28/10 600- 106.6600
6/28/10 1,000- 106.6500
6/28/10 7,700 106.6000
6/25/10 200- 106.5915
6/25/10 1,000 106.6000
6/24/10 10,000- 106.6160
6/23/10 1,000 106.6000
6/23/10 1,000- 106.6000
6/22/10 2,400 106.5800
6/22/10 500 106.6200
6/21/10 4,905 106.6100
6/21/10 1,000 106.6433
6/21/10 100- 106.6600
6/18/10 15,095 106.6100
6/18/10 21,000 106.6205
6/18/10 3,000 106.6300
6/17/10 600 106.5805
6/17/10 3,300 106.5800
6/17/10 3,000 106.6318
6/17/10 4,000 106.6400
6/17/10 4,000- 106.6400
6/17/10 40,000 106.6250
6/17/10 4,000 106.6400
6/16/10 3,700 106.6481
6/16/10 4,000 106.6500
6/16/10 200 106.5800
6/16/10 3,200- 106.6738
6/15/10 3,300 106.5783
6/15/10 5,800- 106.6800
6/14/10 21,500 106.6170
6/14/10 2,000 106.5400
6/14/10 6,800- 106.6456
6/11/10 10,000- 106.6633
6/11/10 500- 106.6200
6/11/10 800 106.4900
6/10/10 6,000- 106.6050
6/10/10 2,000 106.5600
6/10/10 2,600 106.5722
6/10/10 400 106.6000
6/10/10 2,000- 106.6301
6/09/10 10,500- 106.5490
6/09/10 13,000- 106.5339
6/08/10 1,000- 106.5300
6/08/10 19,500- 106.5200
6/07/10 10,000 106.4600
6/07/10 4,000 106.5000
6/04/10 2,000 106.3600
6/04/10 200 106.3799
6/03/10 1,000- 106.4700
6/03/10 22,000- 106.4520
6/02/10 700 106.3188
6/02/10 23,000- 106.3379
6/01/10 5,000- 105.9790
6/01/10 5,200 106.1177
5/28/10 1,800 106.0900
5/28/10 20,500 106.1428
5/28/10 1,000- 106.2400
5/27/10 1,000 106.0999
5/27/10 10,000 106.0566
5/27/10 400 106.1000
5/24/10 1,500- 106.2600
5/21/10 5,000- 106.0541
5/21/10 1,000 105.7500
5/21/10 4,800 105.9100
5/21/10 2,500 105.9600
5/20/10 400 105.8800
5/20/10 4,100 105.7834
5/20/10 15,000 105.8572
5/20/10 1,600 105.9863
5/19/10 8,000 105.9900
5/19/10 3,000- 105.9733
5/18/10 2,000- 106.0418
5/18/10 3,500 106.1314
5/17/10 800 106.0400
5/17/10 500- 106.0500
GGCP, INC.
7/15/10 170,000- 107.0000
GABELLI FUNDS, LLC.
GABELLI VALUE FUND
7/15/10 20,000- 107.0000
GABELLI UTILITY FUND
7/15/10 186,000- 107.0000
6/25/10 2,500 106.6000
6/10/10 3,500 106.5400
5/27/10 30,000 106.1500
5/20/10 40,000 105.8974
5/18/10 17,500 106.1100
GABELLI SMALL CAP GROWTH FUND
7/15/10 300,000- 107.0000
6/01/10 50,000 106.1177
GABELLI HEALTHCARE & WELLNESS RX TRUST
7/15/10 33,000- 107.0000
GABELLI GLOBAL CONVERTIBLE SECURITIES FUND
7/15/10 4,000- 107.0000
7/02/10 3,000 106.6600
GABELLI EQUITY INCOME FUND
7/15/10 143,100- 107.0000
6/18/10 4,300 106.6100
6/18/10 7,600 106.6100
GABELLI DIVIDEND & INCOME TRUST
7/15/10 266,500- 107.0000
6/22/10 6,500 106.5700
THE GABELLI GLOBAL DEAL FUND
7/15/10 350,000- 107.0000
7/01/10 5,000 106.6300
6/30/10 30,000 106.6900
6/25/10 5,000 106.6000
6/22/10 10,000 106.6100
6/21/10 10,000 106.6400
GABELLI CONVERTIBLE & INCOME SECURITIES FUND INC.
7/15/10 45,000- 107.0000
GABELLI ENTERPRISE M&A FUND
7/15/10 120,000- 107.0000
6/17/10 5,000 106.6100
6/14/10 4,200 106.5200
6/04/10 800 106.3600
5/19/10 10,000 105.9652
GABELLI CAPITAL ASSET FUND
7/15/10 10,000- 107.0000
6/22/10 5,000 106.6300
5/20/10 5,000 105.9872
GABELLI ABC FUND
7/15/10 260,000- 107.0000
6/18/10 5,500 106.6200

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(3) THE TRANSACTIONS ON 7/15/10 ARE A RESULT OF THE ACQUISTION OF THE
ISSUER BY MERCK KGAA FOR $107 PER SHARE.